FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 14 January 2005

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1.   Name of company

     INTERNATIONAL POWER PLC


2.   Name of shareholder having a major interest

     Standard Life Investments


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     Above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

     Vidacos Nominees


5.   Number of shares / amount of stock acquired

     758,691


6.   Percentage of issued class

     0.052%


7.   Number of shares / amount of stock disposed

     -


8.   Percentage of issued class

     -


9.   Class of security

     Ordinary Shares of 50 pence each


10.  Date of transaction

     12 January 2005


11.  Date company informed

     13 January 2005


12.  Total holding following this notification

     44,273,403


13.  Total percentage holding of issued class following this notification

     3.005%


14.  Any additional information

     N/a


15.  Name of contact and telephone number for queries

     Investors - Aarti Singhal +44 207 320 8681


16. Name and signature of authorised company official responsible for making this notification

     Stephen Ramsay - Company Secretary


Date of notification

14 January 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary